
03025446


PROCESSING
RECEIVED
SEC MAIL
JUN 27 2003
SECTION
WASH., D.C.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** [NO FEE REQUIRED]

For the transition period from ________________ to ______________________

Commission file number 001-15232

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

ONDEO NALCO COMPANY PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN
(Effective January 1, 2003, known as ONDEO NALCO COMPANY PROFIT SHARING AND SAVINGS PLAN)
Employee Benefit Plan Administration Committee
Ondeo Nalco Center
Naperville, Illinois 60563-1198


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

SUEZ
Attn : Legal Department
16, rue de la Ville l'Evêque
75008 Paris, France

Exhibit Index Appears on page 15 of 17

CRGK

Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan (Effective January 1, 2003, known as Ondeo Nalco Company Profit Sharing and Savings Plan)

Index

Blackman Kallick Bartelstein LLP
A member of HLB International

Phone 312/207-1040
Fax 312/207-1066
www.bkadvice.com

300 South Riverside Plaza
Suite 660
Chicago, IL 60606

Independent Auditor's Report

To the Participants and the Employee
Benefit Plan Administration Committee of the
Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan
Naperville, Illinois

We have audited the accompanying statements of net assets available for benefits of **Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan** as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the **Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan** as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick Bartelstein, LLP

June 20, 2003

Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value	$ 444,271,486	$ 489,868,005
Receivables		
Employer's profit sharing contribution	12,112,192	11,887,100
Participants' contributions	554,653	731,524
Investment income	793,074	964,037
Net Assets Available for Benefits (Exhibit B)	**$ 457,731,405**	**$ 503,450,666**

The accompanying notes are an integral part of the financial statements.

Exhibit B

Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002 and 2001

	2002	2001
Additions to Net Assets Attributed to:		
Investment income		
Net depreciation in fair value of investments	$ (51,065,886)	$ (13,320,603)
Interest and dividends	12,586,748	9,460,335
Sponsor's contributions	12,112,192	11,887,100
Participants' contributions	19,332,371	17,089,320
Participants' rollover contributions	390,357	1,048,887
Transfers from Nalco/Exxon Energy Chemicals, L.P. Savings Plan	-	84,272,335
Transfers from other plans	10,892,350	7,701,316
Total Additions	4,248,132	118,138,690
Deductions from Net Assets Attributed to:		
Benefits paid to participants	49,176,802	50,277,721
Administrative expenses	790,591	1,373,635
Total Deductions	49,967,393	51,651,356
Net (Decrease) Increase	(45,719,261)	66,487,334
Net Assets Available for Benefits		
Beginning of year	503,450,666	436,963,332
End of year (Exhibit A)	**$ 457,731,405**	**$ 503,450,666**

The accompanying notes are an integral part of the financial statements.

Note 1 - Description of Plan

The following description of Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan (the plan) provides only general information. Participants should refer to the plan agreement for a complete description of the plan's provisions. Effective October 1, 2002, the plan was amended to add SUEZ common stock as an investment option for participants (see Note 7 for further details).

General

The plan was established by Ondeo Nalco Company, formerly known as Nalco Chemical Company, on January 1, 1953 and covers substantially all employees of Ondeo Nalco Company and other participating companies (certain subsidiaries and affiliates of Ondeo Nalco Company), herein after referred to as "the companies." The plan is a combined 401(k) savings plan and profit-sharing plan. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees of the companies who have adopted the plan are eligible to participate, except leased employees and employees covered by a collective bargaining agreement that does not provide for plan coverage.

Employees are eligible to participate in the 401(k) savings portion of the plan upon date of hire. An employee enters the plan in the payroll period immediately following the date of enrollment or as soon as administratively possible.

In order to receive the profit-sharing contribution, the employee must be employed on December 31 of the calendar year for which the contribution is made provided the employee is scheduled to work at least 21 hours per week.

Employer Contributions

At the end of the plan year, the companies determine whether a discretionary profit-sharing contribution will be made to the plan. The discretionary employer contribution is allocated to the employees based on their total compensation.

Participant Contributions

Participants may elect to contribute an amount equal to 1% to 50% of their compensation in 401(k) pay deferral contributions, voluntary investment contributions or a combination of the two. These contributions are also subject to certain IRS limitations.

The plan also accepts rollovers from other employer qualified retirement plans or from qualified individual retirement accounts.

Note 1 - Description of Plan (Continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the employer contribution and plan earnings, and charged with an allocation of administrative expenses and plan losses. Participants may transfer assets and change their investment elections at any time and at their discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting and Payment of Benefits

All participant contributions and amounts credited to employer profit-sharing accounts vest immediately, and participants are entitled to their account balance upon retirement, termination, disability or death. All distributions are lump-sum payments in cash or cash and shares of SUEZ common stock effective October 1, 2002.

Participant Loans

Participants may borrow from their plan account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at prime plus one. Loan terms range from one to five years. Loans for the purchase of a principal residence may have a maximum repayment term of 15 years. A participant may not have more than two loans outstanding at any time. Principal and interest are paid ratably through periodic payroll deductions.

Administration of the Plan

Ondeo Nalco Company is the plan's sponsor, Hewitt Associates is the plan's third party administrator and The Northern Trust Company is the plan's trustee. All information relating to the value of the plan's investments and related investment income was obtained from reports submitted by the plan's trustee.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The plan's investments are stated at fair value based on quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

The following table presents investments that represent 5% or more of the plan's net assets as of December 31, 2002 or 2001.

	2002		2001	
	Number of Shares or Units	Fair Value	Number of Shares or Units	Fair Value
Investments at fair value as determined by quoted market prices				
American Funds Washington Mutual Investors Fund	2,233,679	$ 52,513,794	2,305,244	$ 65,123,164
American Funds EuroPacific Growth Fund	1,281,638	29,439,224	1,360,037	36,544,210
Barclays Equity Index Fund	1,871,209	47,510,000	2,075,846	67,589,535
Barclays Government & Corporate Bond Fund	1,665,304	32,173,681	1,400,994	24,433,332
Lord Abbett Developing Growth Fund	1,807,585	19,359,238	2,001,309	30,419,908
Vanguard Growth Index Fund	1,636,075	32,639,696	1,768,587	46,726,058
Invesco Retirement Trust Stable Value Fund	200,307,621	200,307,621	184,888,298	184,888,298

During 2002 and 2001, the plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $51,065,886 and $13,320,603, respectively, as follows:

	2002	2001
Mutual funds	$ (36,431,005)	$ (6,488,443)
Bank commingled funds	(14,641,622)	(6,832,160)
Common stock	6,741	-
	$ (51,065,886)	**$ (13,320,603)**

Note 4 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2002 and 2001.

	2002	2001
Net assets available for benefits per the financial statements	$ 457,731,405	$ 503,450,666
Benefits accrued but not paid	(102,248)	(140,391)
Net assets available for benefits per Form 5500	**$ 457,629,157**	**$ 503,310,275**

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements	$ 49,176,802
Add amounts allocated to withdrawing participants as of December 31, 2002	102,248
Less amounts allocated to withdrawing participants as of December 31, 2001	(140,391)
Benefits paid to participants per Form 5500	**$ 49,138,659**

Note 5 - Plan Termination

While the plan is intended to be permanent, it may be terminated at the discretion of the companies subject to the provisions of ERISA. Upon termination of the plan, the trustee may commence distribution to each participant. In the event of plan termination, participants would remain 100% vested in their participant accounts.

Note 6 - Income Tax Status

The Internal Revenue Service has determined and informed the companies in a letter dated August 15, 2002 that the plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present federal income tax laws. The plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the plan's qualified status.

Note 7 - Related Party Transactions

On October 1, 2002, the plan added SUEZ common stock as an investment option for its participants. SUEZ is the parent company of Ondeo Nalco Company and is therefore a party-in-interest. As of December 31, 2002 the plan held 25,106 shares of SUEZ common stock with a total value of $443,623.

Certain expenses pertaining to the operation of the plan are paid out of plan assets. Certain other expenses of the plan are paid by the companies and are not charged against the assets or income of the plan. In addition, various administrative, legal and accounting services are performed by the companies' personnel on behalf of the plan. No charges are made to the plan for these services.

Note 8 - Plan Mergers

On June 1, 2001 Nalco/Exxon Energy Chemicals, L.P. redeemed Exxon Mobil Chemical's 40% ownership interest. As a result of this transaction, Nalco/Exxon Energy Chemicals, L.P. became a wholly owned subsidiary of Ondeo Nalco Company. In light of this event, the Ondeo Nalco Employee Benefit Plan Administration Committee elected to merge the Nalco/Exxon Energy Chemicals, L.P. Savings Plan into the Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan effective October 1, 2001. The plan received assets in the amount of $84,272,335 as a result of this plan merger.

The following is a summary of plans merged into the Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan during 2002 and 2001 as a result of certain other mergers and acquisitions:

	2002	2001
Nalco Diversified Technologies, Inc. Investment Savings Plan and Trust	$ 9,580,878	$ -
Trident Chemical Company, Inc. Profit Sharing Plan	1,311,472	-
Texo Corporation Profit Sharing Plan	-	6,973,753
Nalfleet, Inc. 401(k) Plan	-	263,092
Chemical Technologies, Inc. Profit Sharing Plan	-	205,240
Chemco Water Technology, Inc. Profit Sharing Plan	-	259,231
	$ 10,892,350	**$ 7,701,316**

Schedule A-1

Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan

Schedule of Assets Held for Investment Purposes

December 31, 2002

E.I.N. 36-1520480 Plan Number 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Common Stock		
*	SUEZ	Common stock - 25,106 shares	$ 443,623
	Registered Investment Companies		
	American	EuroPacific Growth Fund - 1,281,638 shares	29,439,224
		Washington Mutual Investors Fund - 2,233,679 shares	52,513,794
	Lord Abbett	Lord Abbett Developing Growth Fund - 1,807,585 shares	19,359,238
	Vanguard	Vanguard Growth Index Fund - 1,636,075 shares	32,639,696
	Invesco	Invesco Retirement Trust Stable Value Fund - 200,307,621 shares	200,307,622
	Bank Common Collective and Commingled Trust Funds		
*	The Northern Trust Company	Collective Short-Term Investment Fund - 153,951 units	182,679
	Barclays	Barclays Equity Index Fund - 1,871,209 shares	47,510,000
		Barclays Government & Corporate Bond Fund - 1,665,304 shares	32,173,681
		Barclays Asset Asset Allocation Fund - 2,498,959 shares	19,991,676
*	**Participant Loans**	5.25% - 9.5%	9,710,253
			$ 444,271,486

*Party-in-interest

See independent auditor's report regarding supplemental information.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Administration Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ONDEO NALCO COMPANY PROFIT SHARING AND SAVINGS PLAN

Date 6/23/2003



By:
Name:
Title: Chairman, Employee Benefit Plan Administration Committee

EXHIBIT INDEX

Exhibit Number	Description	Page
23.1	Consent of Blackman Kallick Bartelstein LLP, Independent Auditors	16
99.1	Certifications Pursuant to 18 U.S.C. Section 1350	17

Blackman Kallick Bartelstein LLP
A member of HLB International

Phone 312/207-1040
Fax 312/207-1066
www.bkadvice.com

300 South Riverside Plaza
Suite 660
Chicago, IL 60606

Exhibit 23.1

Consent of Independent Auditors

Ondeo Nalco Company:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-100153) pertaining to the Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan of our report dated June 20, 2003, with respect to the financial statements and schedule of the Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan for the year ended December 31, 2002.

Blackman Kallick Bartelstein, L.L.P.

Blackman Kallick Bartelstein, LLP

Chicago, IL

June 20, 2003

Exhibit 99.1

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SUEZ
ONDEO NALCO COMPANY PROFIT SHARING AND SAVINGS PLAN
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned representatives of the Committees that administer the Ondeo Nalco Company Profit Sharing and Savings Plan hereby certify that, to their knowledge, the Annual Report of the Ondeo Nalco Company Profit Sharing and Savings Plan (formerly known as the Ondeo Nalco Company Profit Sharing, Investment and Pay Deferral Plan) (the "Plan") on Form 11-K for the year ended December 31, 2002 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits under the Plan. This certification is provided pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be a part of the Report or "filed" for any purpose whatsoever.

Date: 6/23/2003



Name: Charles F. Canfield
Title: Chairman, Ondeo Nalco Company Employee Benefit Plan Administration Committee



Name: David J. Blair
Title: Chairman, Ondeo Nalco Company Employee Benefit Plan Investment Committee

A signed original of this written statement required by Section 906 has been provided to SUEZ and will be retained by SUEZ and furnished to the Securities and Exchange Commission or its staff upon request.

CH02/22250203.1